Stradley Ronon Stevens & Young, LLP
191 North Wacker Drive, Suite 1601
Chicago, Illinois 60606
Telephone 312.964.3500
Fax 312.964.3501
www.stradley.com

VIA EDGAR

June 19, 2020

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Nuveen Dynamic Municipal Opportunities Fund

File Numbers: 333-234592; 811-23489

Dear Ms. Bentzinger:

This letter responds to the comments contained in the letter dated December 4, 2019, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Dynamic Municipal Opportunities Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter.

General

1.

Comment:    We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:    The Registrant understands and acknowledges the comment.

Ms. Elisabeth Bentzinger

June 19, 2020

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Registrant has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement. However, as described in the “Distributions” section in the prospectus, the SEC has granted to Nuveen Fund Advisors, LLC and certain funds advised by Nuveen Fund Advisors, LLC exemptive relief from Section 19(b) and Rule 19b-1 thereunder of the 1940 Act. Additionally, as described in “Description of Shares and Debt – Senior Securities Representing Indebtedness – Inter-Fund Borrowing and Lending” in the prospectus, the SEC has granted to Nuveen Fund Advisors, LLC and certain funds advised by Nuveen Fund Advisors, LLC exemptive relief from Section 21 of the 1940 Act. The relief applies to the Fund, if the Fund elects to rely on such relief and comply with the terms and conditions thereof. It is currently anticipated that the Fund will rely on such relief and comply with the terms and conditions thereof.

3.

Comment:    Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response:    No party other than the Fund’s sponsor or affiliates is providing the Fund’s initial (seed) capital. As noted in footnote 1 to the table provided in “Description of Shares and Debt – Common Shares,” Nuveen Fund Advisors, LLC, the Fund’s investment adviser, has purchased Common Shares of the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act and therefore initially owns 100% of the outstanding Common Shares.

4.

Comment: Please confirm supplementally that the information with respect to the aggregate public offering price, number of shares to be sold in the offering, underwriting syndicate, underwriting discounts and commissions, amount of proceeds, and other items dependent upon the offering price, which information has been omitted from the registration statement in accordance with Rule 430A under the Securities Act of 1933 (the “Securities Act”), shall be included in a definitive prospectus filed by the Fund pursuant to Rule 497 within 15 business days after the effective date of the registration statement.

Response:    The Registrant confirms supplementally that the information that has been omitted from the Registration Statement in accordance with Rule 430A under the Securities Act will be included in a definitive prospectus filed by the Fund pursuant to Rule 497 within 15 business days after the Registration Statement being declared effective.

5.

Comment:    Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Registrant notes that FINRA has not completed its review of the proposed underwriting terms and arrangements related to the Fund’s offering of Common Shares;

Ms. Elisabeth Bentzinger

June 19, 2020

however, the Registrant confirms its understanding that FINRA will need to issue a “no objections” letter under FINRA Rule 5110 in connection with such arrangements prior to the Registration Statement being declared effective.

6.	Comment: Please tell us if you have presented any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response:     The Registrant has not presented any “test the waters” materials to potential investors in connection with this offering.

Registration Statement Cover Page

7.

Comment: Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response:    The Registrant confirms supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

PROSPECTUS

Cover Page

8.

Comment: When describing the Fund’s strategies and policies, please disclose that the Fund may invest up to 20% of its Managed Assets in taxable debt obligations, including taxable municipal securities and U.S. Treasury securities.

Response:    The Registrant has added the following disclosure on the cover page and throughout the Registration Statement sections addressing investment policies:

“The Fund may invest up to 20% of its Managed Assets (as defined on page 5) in taxable debt obligations, including taxable municipal securities.”

Note, the Registrant has removed all references of investing in U.S. Treasury securities throughout the prospectus.

Prospectus Summary – Who May Want to Invest, pages [1-2]

9.

Comment: The Fund may invest without limit in municipal securities that generate income subject to the federal alternative minimum tax. Please state that an investment in the Fund could trigger adverse tax consequences for investors who are, or who would become, subject to the federal alternative minimum tax, and is not a suitable investment for such investors. Please also disclose that the Fund may not be a suitable investment for individual retirement accounts, for other tax exempt or tax-deferred accounts, or for investors who are not sensitive to the federal income tax consequences of their investments.

Response: The Registrant has added to the “Who May Want to Invest” section of the Registration Statement the following disclosure:

Ms. Elisabeth Bentzinger

June 19, 2020

“You should consider your financial situation and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. As the Fund may invest in taxable debt obligations, including taxable municipal securities, the Fund may not be a suitable investment for individual retirement accounts, for other tax exempt or tax-deferred accounts, or for investors who are not sensitive to the federal income tax consequences of their investments. The Fund is designed for investment and not as a trading vehicle.

Additionally, the Registrant has added the following disclosure to the “Portfolio Contents” section of the Registration Statement:

“The Fund may invest in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to noncorporate taxpayers (“AMT Bonds”). AMT Bonds may trigger adverse tax consequences for Fund shareholders who are subject to the federal alternative minimum tax. If you are, or as a result of investment in the Fund would become, subject to the federal alternative minimum tax, the Fund may not be a suitable investment for you. In addition, distributions of taxable ordinary income (including any net short-term capital gain) will be taxable to shareholders as ordinary income (and not eligible for favorable taxation as “qualified dividend income”), and capital gain dividends will be taxable as long-term capital gains. Interest income on municipal securities also may be subject to state and local income taxes. See “Risks – Portfolio Level Risks – Tax Risk” and “Tax Matters.”

10.

Comment: The prospectus states that the Fund may be appropriate for investors who are seeking a dynamic municipal strategy with potentially significant credit, sector and duration risk. The prospectus also states that the Fund’s subadviser will employ a strategy that integrates top-down analysis of credit quality, yield curve positioning, and sector allocation. When discussing the Fund’s principal investment strategies throughout the prospectus, please identify the specific sectors in which the Fund intends to invest, and include corresponding risk disclosure in the principal risk sections of the prospectus.

Response:    The Registrant notes that the Fund does not currently intend to invest significantly in any particular sector, although the Fund may, from time to time, focus its investments (i.e., overweight its investments relative to the overall municipal securities market) in one or more particular sectors in implementing its active and dynamic investment strategy. Furthermore, the Fund does not have any current intention to focus its investments, relative to the overall municipal securities market, in any particular sector. Therefore, the Registrant respectfully declines to identify the specific sectors in which the Fund intends to invest. However, the Registrant has added the following risk disclosure to the “Special Risk Considerations – Portfolio Level Risks” and “Risks – Portfolio Level Risks” sections in the Registration Statement:

Ms. Elisabeth Bentzinger

June 19, 2020

“Sector Focus Risk. At times, the Fund may focus its investments (i.e., overweight its investments relative to the overall municipal securities market) in one or more particular sectors, which may subject the Fund to additional risk and variability. Securities issued in the same sector may be similarly affected by economic or market events, making the Fund more vulnerable to unfavorable developments in that sector than funds that invest more broadly. As the percentage of the Fund’s Managed Assets invested in a particular sector increases, so does the potential for fluctuation in the NAV of the Fund’s Common Shares.”

Fund Strategies, page [2]

11.	Comment: Please describe any criteria as to duration that the Fund might use with respect to its investments in municipal securities.

Response:    The Registrant does not use any specific criteria as to duration with respect to its investments in municipal securities. The Registrant previously disclosed the below in the “Investment Policies” section of the Prospectus:

“The Fund has no limitation as to the maturity or duration of the municipal securities in which it will invest.”

The Registrant believes that the above disclosure accurately reflects the Registrant’s policy with respect to duration.

Distributions, pages [10-12]

12.

Comment: The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time, subject to a finding by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders. Please revise to state that such distributions will be monthly, not quarterly, distributions. Please also indicate in the disclosure whether any such change will be made following notice to Common Shareholders. Please make corresponding changes elsewhere in the prospectus.

Response: The Registrant has revised the last paragraph of the “Distributions” section in the Prospectus Summary and throughout the Registration Statement as follows:

“The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its ~~quarterly~~ monthly Common Share distributions at any time upon notice to Common Shareholders, upon a determination ~~subject to a~~

Ms. Elisabeth Bentzinger

June 19, 2020

~~finding~~ by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders.”

Special Risk Considerations – Other Risks – Recent Market Conditions, pages [26-28]

13.	Comment: Please update the Recent Market Conditions risk disclosure (e.g., the potential change in the Federal Reserve’s tapering of quantitative easing).

Response: The Registrant has revised the penultimate sentence of the second paragraph of the “Recent Market Conditions” risk disclosure as follows:

“Changes to the Federal Reserve policy, including with respect to certain interest rates ~~and the decision to begin tapering its quantitative easing policy~~, may affect the value, volatility and liquidity of dividend and interest paying securities.”

Risks – Portfolio Level Risks – Risk of Swaps and Swap Options and Risk of Financial Futures and Options Transactions, pages [57-58]

14.	Comment: Please include a summary of the Risk of Swaps and Swap Options and Risk of Financial Futures and Options Transactions in the Special Risk Considerations section of the Summary.

Response:    The Registrant has included a summary of these risk disclosures in the prospectus summary.

Risks – Reverse Repurchase Agreement Risk and Other Investment Companies Risk, pages [67-68, 71]

15.

Comment: As noted throughout the prospectus, the Fund may invest in securities of other open-end or closed-end investment companies, including exchange-traded funds (“ETFs”), and may source leverage through a number of methods, including entering into reverse repurchase agreements. Please explain supplementally why the risks associated with investing in other investment companies and with entering into reverse repurchase agreements are not principal risks of the Fund. Alternatively, please move these disclosures to the principal risk sections of the prospectus.

Response:    The Registrant has included a summary of these risk disclosures in the prospectus summary.

STATEMENT OF ADDITIONAL INFORMATION

Ms. Elisabeth Bentzinger

June 19, 2020

16.

Comment: Please revise the Fund’s concentration policy to state that the 25% limitation will not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of non-governmental users, rather than clarifying this in the narrative that follows.

Response: The Registrant has revised Investment Restriction number 4 in the SAI:

“(4) Invest more than 25% of its total assets in securities of issuers in any one particular industry; provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed principally ~~only~~ by the assets and revenues of non-governmental uses;”

Additionally, the Registrant has revised the narrative that follows in the “Investment Restrictions” section as follows:

“For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, ~~such limitation will apply to tax-exempt municipal securities if the payment of principal and interest for such securities is derived from a specific project associated with an issuer that is not a governmental entity or a political subdivision of a government, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project. In addition,~~ the Fund will consider the investments of underlying investment~~s~~ companies when determining compliance with its concentration policy, to the extent the Fund has sufficient information about such investments.”

PART C

17.

Comment: Please confirm supplementally that the Fund will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act the final versions of the agreements filed as “form of” exhibits to the registration statement.

Response: Confirmed.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Ms. Elisabeth Bentzinger

June 19, 2020

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess

D. Wohl